One Coca-Cola Plaza

Atlanta, Georgia

Address Reply To
Carol Crofoot Hayes	P.O. Box 1734
Associate General Counsel and	Atlanta, GA 30301
Secretary	404 676-5622
Fax: 404 676-8409

Confidential Treatment Requested by The Coca-Cola Company

Pursuant to Rule 83 Under the Freedom of Information Act(1)

August 15, 2008

Mr. John Reynolds

Assistant Director

Division of Corporation Finance

Office of Beverages, Apparel and Health Care Services

United States Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 3561

Washington, D.C. 20549

RE:                            The Coca-Cola Company

Form 10-K for Fiscal Year Ended December 31, 2007

Schedule 14A filed March 3, 2008

File No. 1-02217

Dear Mr. Reynolds:

This letter follows up on the comment set forth in your letter of May 6, 2008 concerning the Form 10-K for the fiscal year ended December 31, 2007 of The Coca-Cola Company (the “Company”) and the Definitive Proxy Statement on Schedule 14A filed by the Company with the Securities and Exchange Commission (the “Commission”) on March 3, 2008 (the “2008 Definitive Proxy Statement”).  We responded to your letter on June 5, 2008 and discussed the comment further with the staff on July 7, 2008.  As a result of that conversation, we and the staff thought it would be helpful for us to provide additional detail about how the Company’s annual Performance Incentive Plan (the “Plan”) operates and to further clarify why we strongly believe we are not required to disclose the specific performance targets under the Plan.  The Company firmly and sincerely believes that the disclosure requested by the staff is not material to an understanding of the Company’s executive compensation policies or decisions, would cause competitive harm to the Company and would be detrimental to shareowners.  [***]

As an initial matter, we understand from our conversation with the staff that only the performance measures for the Company as a whole are at issue.  The staff did not disagree with our position that disclosure of specific performance measures for a particular geographic unit is

(1) The Coca-Cola Company has requested confidential treatment of certain portions of this letter pursuant to Rule 83 under the Freedom of Information Act.  Such portions are denoted by [***].  An unredacted version of this letter has been filed with the Division of Corporation Finance of the Securities and Exchange Commission.

Confidential Treatment Requested by The Coca-Cola Company

not required. Nor did the staff disagree that the Company was not required to disclose specific performance measures for a particular category of products.  Therefore, this letter focuses entirely on the reasons the specific Company-wide performance measures are not required to be disclosed.

How the Plan works

The Plan pays incentive compensation to employees based on a combination of pre-determined business performance measures and personal performance.  As disclosed on page 36 of the 2008 Definitive Proxy Statement, the amount of the payment is based on the following formula:

Base Salary X Annual Incentive Target % X Business Performance Factor % X Personal Performance Factor %

The Compensation Committee of the Board of Directors sets each Named Executive Officer’s base salary and also sets the Annual Incentive Target, which is expressed as a percentage of base salary.  Both of these amounts are disclosed in the 2008 Definitive Proxy Statement.  The Compensation Committee also determines each Named Executive Officer’s Personal Performance Factor, based largely on its subjective assessment of the Named Executive Officer’s performance.  The Business Performance Factor is only one element of the formula for determining the Named Executive Officer’s annual incentive and can be from 0% - 200%.   The Compensation Committee selects the performance measures for the Business Performance Factor in February.  It may select one or more performance measures from the measures previously approved by shareowners.  For 2007, the Compensation Committee selected volume and net income as the Company-wide performance measures.  The same measures were selected for 2008.  [***]  The extent to which the performance measures are achieved is determined after the end of the year based on actual performance results.

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Confidential Treatment Requested by The Coca-Cola Company

Why disclosure of the targets is not required

The information is not material

Our June 5, 2008 letter explains why we believe disclosure of a particular number for volume and net income is not material to an understanding of our compensation policies or decisions.  Given the design of the Plan, which is intended to allow Named Executive Officers to achieve a particular range of Business Performance Factors whether or not the two performance measures are achieved at a median value, these median values for volume and net income are no more material to an understanding of the Plan than any of the other performance levels that would result in the same Business Performance Factor.  Reaching both median values results is one outcome out of 231 potential outcomes.  The Company does not contend, as a general matter, that for every company that discloses both the range of awards set at the start of the year and the actual payments made under a plan the company has disclosed all information material to a shareowner’s understanding of a plan.  That would be to argue that, per se, actual targets are immaterial.  However, in the context of the Company’s Plan design, given the wide number of “targets,” the information is not material.  Instruction 1 to Item 402(b) of Regulation S-K provides that the purpose of the Compensation Discussion and Analysis is to provide investors material information that is necessary to an understanding of the registrant’s compensation policies and decisions regarding the Named Executive Officers.  Further, as set forth in the staff’s Compliance & Disclosure Interpretations of Regulation S-K (“C&DI”), dated July 3, 2008, the staff has confirmed that a company is not required to disclose performance targets if the performance targets are not material in the context of that company’s executive compensation policies or decisions (emphasis added).  See Answer to C&DI Question 118.04.  We request that you review all of our previous correspondence to the Commission on this issue in 2007 and 2008.   We believe we have complied with the rules with respect to the Plan and that shareowners are provided with information necessary to understand the operation and substance of the Plan.

Disclosure of the targets would cause competitive harm to the Company

As set forth in our June 5, 2008 letter, we believe that disclosure of the specific performance measures used to determine our Named Executive Officers’ 2007 annual incentive awards would result in competitive harm to the Company.   [***]

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Confidential Treatment Requested by The Coca-Cola Company

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Conclusion

We urge the staff to review and consider all of our correspondence relating to our disclosure of performance targets, including our previous correspondence to the Commission beginning in August 2007.   The way the Plan operates, the particular performance measures that were chosen, and the interrelationship between the two particular measures make our position very different from that of certain other companies.  Our view that disclosure of our specific performance measures is not required hinges on the very specific facts at issue and we may not have reached the same conclusions if the Plan were designed differently or if different performance measures were selected.  We cannot emphasize strongly enough that we feel our position is entirely justified and in the best interests of our shareowners.

Please direct any questions or comments concerning this letter to me at 404-676-5622.

Sincerely,

/s/ Carol Crofoot Hayes
Carol Crofoot Hayes
Associate General Counsel and Secretary

cc:                                E. Neville Isdell, Chairman of the Board

Muhtar Kent, President and Chief Executive Officer